UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CytoDyn Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

23283M101

(CUSIP Number)

Jordan Naydenov

20533 S.E. Evergreen Highway

Camas, Washington 98607

Telephone: (360) 798-1616

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Mary Ann Frantz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

September 28, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP 23283M101	Page 2 of 7 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jordan Naydenov
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 4,412,942
	8.	Shared voting power 0
	9.	Sole dispositive power 4,412,942
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,412,942
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.0 percent
14.	Type of reporting person IN

CUSIP 23283M101	Page 3 of 7 pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this Schedule 13D (the “Statement”) relates is common stock, no par value (“Common Stock”), of CytoDyn Inc., a Colorado corporation (the “Company”). The address of the Company’s principal executive offices is 5 Centerpointe Drive, Suite 400, Lake Oswego, Oregon 97035.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is filed by Jordan Naydenov (the “Reporting Person”), whose business address is 20533 S.E. Evergreen Highway, Camas, Washington 98607. Mr. Naydenov is a member of the Board of Directors of the Company. Mr. Naydenov also is Vice President and a Director of Milara, Inc., and a Director of Milara International. The Reporting Person is a citizen of the United States.

(d)-(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used by the Reporting Person to purchase securities issued by the Company is the Reporting Person’s personal funds. During the period from March through June 2009, the Reporting Person acquired a total of 606,400 shares of Common Stock, together with warrants to purchase an additional 303,200 shares of Common Stock, for a total purchase price of $303,200 in cash. Later in 2009 and early 2010, the Reporting Person purchased a total of 60,000 shares of the Company’s Series B Convertible Preferred Stock, no par value (“Series B Stock”), for $300,000 in cash, which were converted into 600,000 shares of Common Stock on February 7, 2012, together with 60,000 shares of Common Stock in lieu of accrued cash dividends. On October 16, 2012, the Reporting Person paid $1,000,000 in cash in exchange for the Note and Warrant (in each case, as defined in Item 5(c) below). The Reporting Person has also been granted a total of 14,176 shares of Common Stock and stock options to purchase a total of 200,000 shares of Common Stock as compensation for his services as a member of the Company’s Board of Directors.

Item 4. Purpose of Transaction.

The Reporting Person may acquire or dispose of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock from time to time for personal reasons. The Reporting Person may also, in the ordinary course of acting in his capacity as a member of the Board of Directors of the Company, engage in activities which relate to or would result in any or all of the items listed in Item 4(a)-(j).

Except as set forth above, the Reporting Person, as of the date of this Statement, does not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP 23283M101	Page 4 of 7 pages

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date of this report, the Reporting Person beneficially owns 4,412,942 shares of Common Stock, or 13.0% (based on 30,765,663 shares of Common Stock outstanding as of May 31, 2013). The Reporting Person has the sole power to direct the vote and to dispose of 4,412,942 shares of Common Stock. Of these shares, 1,280,576 shares are presently outstanding, 303,200 shares are issuable upon the exercise of warrants issued in 2009 at an exercise price of $1.00 per share, 162,500 shares are covered by outstanding stock options that are now, or within 60 days will become, exercisable with exercise prices ranging from $.80 to $2.00 per share, and 2,666,666 shares are issuable upon the exercise or conversion of the Note and Warrant described in subsection (c) below.

(c) On September 28, 2009, the Reporting Person purchased 40,000 shares of the Company’s Series B Stock from the Company for a purchase price of $5.00 per share, or a total purchase price of $200,000. On January 13, 2010, the Reporting Person purchased an additional 20,000 shares of Series B Stock from the Company for a purchase price of $5.00 per share, or a total purchase price of $100,000. The 60,000 shares of Series B Stock were converted into 600,000 shares of Common Stock on February 7, 2012, at a conversion price of $.50 per share, together with 60,000 shares of Common Stock issued in satisfaction of accrued dividends on the Series B Stock at a deemed price of $.50 per share.

CUSIP 23283M101	Page 5 of 7 pages

On October 16, 2012, the Company issued a convertible promissory note (the “Note”) with a three-year term in the principal amount of $1,000,000 to the Reporting Person in exchange for $1,000,000 in cash in connection with its private placement of debt securities. The principal amount of the Note is convertible in whole or in part into shares of Common Stock at a conversion price of $.75 per share, or a total of 1,333,333 shares. Accrued but unpaid interest at the rate per annum of 5% may also be satisfied through the issuance of additional shares of Common Stock at the time of any such conversion.

In connection with issuance of the Note, on October 16, 2012, the Company also issued to the Reporting Person a Warrant to purchase 1,333,333 shares of Common Stock at a purchase price of $2.00 per share, exercisable at any time through October 15, 2014.

The Company has granted stock options to the Reporting Person to purchase shares of Common Stock, as compensation for services as a member of the Company’s Board of Directors, as follows:

Grant Date	Number of Option Shares	Per Share Exercise Price
1/13/2010	75,000	$1.95
8/9/2011	50,000	$2.00
6/1/2012	25,000	$1.55
6/1/2013	50,000	$0.80

The Company has also issued to the Reporting Person shares of Common Stock, as compensation for services as a member of the Company’s Board of Directors, as follows:

Date of Issuance	Number of Shares
5/31/2012	3,743
8/31/2012	3,246
11/30/2012	1,562
2/28/2013	2,500
5/31/2013	3,125

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 5 above and in this Item, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On April 11, 2013, Mr. Naydenov was issued a one-year promissory note by the Company with a principal amount of $500,000 in exchange for cash in an equal amount. The principal is payable in cash in a single payment at maturity and bears simple interest at the rate of 15% per annum. The interest is payable in the form of Common Stock at a rate of $0.50 per share and is payable semiannually in arrears.

CUSIP 23283M101	Page 6 of 7 pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Form of 2009 Common Stock Warrant Agreement.

99.2	Stock Option Award Agreement dated January 13, 2010.

99.3	Stock Option Award Agreement dated August 9, 2011.

99.4	Stock Option Award Agreement dated June 1, 2012.

99.5	Stock Option Award Agreement dated June 1, 2013.

99.6	Convertible Promissory Note dated October 16, 2012. Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2013.

99.7	Warrant to Purchase Common Stock dated October 16, 2012.

99.8	Promissory Note dated April 11, 2013.

CUSIP 23283M101	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 23, 2013

/s/ Jordan Naydenov
Jordan Naydenov

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)